Filed by MiniMed Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 001-36820
CEO Employee Message
Date: September 14, 2026
Subject: An Independent MiniMed
From: RS Que Dallara
To: All Employees (day 1)
MiniMed Team,
Today, Medtronic launched an exchange offer to split off its remaining equity interest in MiniMed. Together with any related transactions, this is the final major step in our separation and our transition to operating as a fully independent company.
Through this offer, Medtronic shareholders, including MiniMed employees who hold Medtronic ordinary shares, can choose to exchange all, some, or none of their Medtronic ordinary shares for shares of MiniMed common stock.* Once this exchange offer is completed (including related transactions), Medtronic will no longer hold an equity stake in MiniMed. Following the exchange offer, we will operate as an independent company. Please refer to a separate communication, which will be shared later today, for more details about how you can participate if you hold Medtronic ordinary shares.
Since Medtronic announced its intent to separate our business just 18 months ago and our IPO earlier this year, we have delivered solid results. We crossed $3 billion in annual revenue. We launched MiniMed Flex and MiniMed Go, giving patients genuine choice in automated insulin delivery. We added thousands of new patients to the MiniMed community while maintaining rigorous delivery discipline.
For day-to-day operations, our work does not change. We continue to execute under our transition service agreements with Medtronic as we prepare for Day 2 — when we will also officially welcome the nearly 900 employees in Day 2 countries who have been part of this journey every step of the way as official MiniMed employees. We have spent the last 18 months building the standalone capabilities across systems, operations, and governance that make this moment feel like a natural step forward rather than a sudden shift. Reaching this milestone while keeping customer support and product supply uninterrupted reflects solid execution across the team.
Completing this separation establishes MiniMed as an independent public company dedicated entirely to people living with diabetes and the technology that supports them. We are so close to something truly special, and it is built on decades of pioneering innovation and the unwavering commitment of this team. Thank you for your continued focus, discipline, and being part of this journey.

Que
*Subject to the terms of the offer.
All external inquiries related to this matter must be forwarded to the following individuals: Ryan Weispfenning (investor inquiries); Ashley Patterson (media inquiries).
Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the exchange offer, the anticipated timing and benefits of the exchange offer, Medtronic’s ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic and MiniMed’s anticipated financial results, all other statements in this communication that are not historical facts, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with Securities and Exchange Commission (the “SEC”) including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO, and other exchange offer documents filed by Medtronic or MiniMed, as applicable, with the SEC. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. MiniMed undertakes no obligation to update forward-looking statements or any of the information contained in this communication.
Additional Information and Where to Find It
This communication is for informational purposes only and is neither an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities, nor a recommendation as to whether investors should participate in the exchange offer. There shall be no solicitation, offer, sale or exchange of any securities in any jurisdiction in which such solicitation, offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. MiniMed has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus (“Prospectus”). The exchange offer is made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the Prospectus to holders of Medtronic ordinary shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Medtronic has filed with the SEC a Schedule TO, which contains important information about the exchange offer.
Holders of Medtronic ordinary shares may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Medtronic ordinary shares may also obtain a copy of the Prospectus by clicking on the appropriate link at http://www.dfking.com/MDTSeparation.
Medtronic has retained D.F. King & Co., Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at +1-877 361-7972 (toll-free for shareholders) or +1-646 845-0146 (banks, brokers, and all others outside the United States).